December 18, 2007

VIA EDGAR

Peggy Fisher, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Judiciary Plaza, 450 Fifth Street, NW

Washington D.C. 20549

Re:

Signalife, Inc.

Registration Statement on Form SB-2

File Number 333—146126

Dear Ms. Fisher:

Based upon conversations between our corporate counsel and Mr. Tim Buchmiller of the SEC pursuant to which Mr. Buchmiller advised Signalife, Inc. (the “Company”) that the foregoing registration statement was cleared for effectiveness, please be advised that the Company hereby requests that the registration statement be declared effective today (December 18, 2007) at 5:00 pm EST.

We hereby acknowledge that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lowell T. Harmison

Lowell T. Harmison

President and Chief Operating Officer

cc:  Mr. Tim Buchmiller, Division of Corporation Finance

Signalife, Inc.

T 818.432.4561

4705 Laurel Canyon Blvd. ~ Suite 203

F 818.432.4567

Studio City, CA 91607

www.signalife.com